SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Results of Annual General Meeting

PRANA BIOTECHNOLOGY LIMITED

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Wednesday, 12th December 2012

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today.

					Total Valid
Resolutions	For	Against	Abstain	Proxy's	Proxies
				Discretion*	Received
1 Non-binding Resolution - Remuneration Report	55,340,575	2,876,299	21,971,001	9,535,592	89,723,467
2 Re-Election of Non-Executive Director - Dr George Mihaly	59,689,370	529,919	1,638,500	27,864,478	89,722,267
3A Ratification of previously issued securities - ATM	56,049,423	4,370,866	1,457,500	27,844,478	89,722,267
3B Ratification of previously issued securities - Private Placement	18,921,934	4,522,666	41,581,827	24,695,840	89,722,267
4 Approval to refresh employee share plan	54,185,016	6,155,496	19,848,943	9,532,812	89,722,267
5A Issue of Unquoted Options to Mr Geoffrey Kempler	46,730,376	13,570,136	19,888,943	9,532,812	89,722,267
5B Issue of Unquoted Options to Mr Brian Meltzer	45,763,526	14,536,986	19,888,943	9,532,812	89,722,267
5C Issue of Unquoted Options to Mr Peter Marks	45,759,436	14,537,416	19,892,603	9,532,812	89,722,267
5D Issue of Unquoted Options to Dr George Mihaly	45,925,916	14,399,619	19,882,693	9,514,039	89,722,267
5E Issue of Unquoted Options to Mr Lawrence Gozlan	45,771,856	14,548,679	19,887,693	9,514,039	89,722,267
6 Issue of Unquoted Options to Mr Richard Revelins	46,991,543	13,698,769	1,206,250	27,825,705	89,722,267
7 Approval of 10% Share Placement Facility (new ASX rule)	54,877,876	5,604,229	1,414,457	27,825,705	89,722,267

* The Chairman voted undirected proxies in his control in favour of all resolutions.

On behalf of the Board

Richard Revelins

Company Secretary

Prana Biotechnology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

December 12, 2012